Exhibit 99

5.5.1

Transition from Data on a Historical Basis to Data on a Comparable Basis for 2006

The method used is to apply to the 2006 data the methods and scope of consolidation for 2007 and the foreign exchange rates used for the 2006 income statement.

Group Summary - 2006

Principle operating indicators - 2006

The following table shows for year 2006 the transition from historical data to data on a comparable basis for the principal operating indicators of the France Telecom group.

(in millions of euros)	Year ended December 31, 2006
	Revenues	GOM (1)	Depreciation and amortization	CAPEX (1)	Average nb of employees
Data on a historical basis	51,702	18,539	(7,824)	6,732	189,028
Changes in scope of consolidation (2)	65	(3)	(2)	6	2,315
Newly consolidated companies	360	37	(48)	52	2,903
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries	115	54	(18)	14	943
Acquisition of Groupe Silicomp	106	(10)	(2)	2	1,120
Acquisition of T-Online Telecommunications Spain which became FT España ISP (Ya.com)	71	(3)	(26)	30	198
Acquisition of Groupe Diwan	22	-	-	-	156
Acquisition of VOXmobile	17	(1)	(2)	5	48
Acquisition of Top Achat Clust	10	(1)	-	-	-
Other	19	(2)	-	1	438
Companies no longer consolidated	(295)	(40)	46	(46)	(588)
Sale of Orange’s mobile and Internet businesses in the Netherlands	(172)	(30)	39	(42)	(359)
Sale of France Telecom Mobile Satellite Communications (FTMSC)	(120)	(9)	7	(4)	(205)
Other	(3)	(1)	-	-	(24)
Other changes (2)	(44)	13	(4)	-	-
Foreign exchange rates fluctuations (2) (3)	(182)	(63)	3	(17)	-
DATA ON A COMPARABLE BASIS (2)	51,541	18,486	(7,827)	6,721	191,343

(1) See Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

(2) Unaudited data.

(3) Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

Operating expenses included in the GOM - 2006

The following table shows for year 2006 the transition from historical data to data on a comparable basis for operating expenses included in the GOM of the France Telecom group.

(in millions of euros)	Year ended December 31, 2006
	Revenues	OPEX excluding labour expenses (wages and employee benefit expenses)	Labour expenses (wages and employee benefit expenses)	GOM
Data on a historical basis	51,702	(24,571)	(8,592)	18,539
Changes in scope of consolidation (1)	65	2	(70)	(3)
Other changes (1)	(44)	79	(22)	13
Foreign exchange rates fluctuations (1) (2)	(182)	102	17	(63)
DATA ON A COMPARABLE BASIS (1)	51,541	(24,388)	(8,667)	18,486
(1) Unaudited data. (2) Impact of the foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

Details of the transition from data on a historical basis to data on a comparable basis - 2006

The variations included in the transition from data on a historical basis to data on a comparable basis for 2006 primarily include:

• changes in scope of consolidation (see Note 4 to the consolidated financial statements) which primarily reflected the impact of:

- the full consolidation of Jordan Telecommunications Company (JTC, HCS Rest of the world sub-segment) and its subsidiaries Wanadoo Jordan, E-Dimension (HCS Rest of the world sub-segment) and Mobilecom (PCS Rest of the world sub-segment) on July 5, 2006, effective January 1, 2006 in the comparable basis data. Prior to July 5, 2006, France Telecom’s investment in the Jordan Telecommunications Company (JTC) was consolidated proportionately,

- the acquisition of the Groupe Silicomp (ECS business segment) on January 4, 2007, effective January 1, 2006 in the comparable basis data (see Section 5.1.4 “Main events that took place in 2007”),

- the acquisition of T-Online Telecommunications Spain (which became FT España ISP, HCS Rest of the world sub-segment), which operated under the Ya.com brand, on July 31, 2007, effective August 1, 2006 in the comparable basis data (see Section 5.1.4 “Main events that took place in 2007”),

- the acquisition of the Groupe Diwan (ECS business segment) on July 27, 2007, effective January 1, 2006 in the comparable basis data,

- the acquisition of VOXmobile (PCS Rest of the world business sub-segment) on July 2, 2007, effective July 1, 2006 in the comparable basis data (see Section 5.1.4 “Main events that took place in 2007”),

- the acquisition of Top Achat Clust (HCS France business sub-segment) on March 31, 2006, effective January 1, 2006 in the comparable basis data,

- the disposal of Orange Internet and mobile businesses in the Netherlands (HCS Rest of the world and PCS Rest of the world sub-segment) on October 1, 2007, effective October 1, 2006 in the comparable basis data (see Section 5.1.4 “Main events that took place in 2007”), and

- the disposal of France Telecom Mobile Satellite Communications (FTMSC France HCS business sub-segment) on October 31, 2006, effective January 1, 2006 in the comparable basis data; and

• foreign exchange rates fluctuations between average exchange rates for 2006 and average exchange rates for 2007.

Personal Communication Services (PCS) - 2006

The following table shows for year 2006 the transition from historical data to data on a comparable basis for the principal operating indicators of the PCS segment.

(in millions of euros)	Year ended December 31, 2006
PCS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	27,745	9,686	(4,183)	3,581	37,214
Changes in scope of consolidation (1)	(91)	(15)	23	(21)	(93)
Sale of Orange’s mobile businesses in the Netherlands	(153)	(26)	33	(36)	(302)
Full consolidation of Jordan Telecommunications Company (JTC) subsidiaries	43	15	(7)	10	145
Acquisition of VOXmobile	17	(1)	(2)	5	48
Other	2	(3)	(1)	-	16
Other changes (1)	1	(180)	62	(125)	(1,513)
Internal reorganizations (2)	7	(167)	76	(126)	(1,513)
Other	(6)	(13)	(14)	1	-
Foreign exchange rates fluctuations (1) (3)	(117)	(57)	16	(22)	-
DATA ON A COMPARABLE BASIS (1)	27,538	9,434	(4,082)	3,413	35,608

(1) Unaudited data.

(2) Internal reorganization between business segments with no effect at the Group level.

(3) Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

Home Communication Services (HCS) - 2006

The following table shows for year 2006 the transition from historical data to data on a comparable basis for the principal operating indicators of the HCS segment.

(in millions of euros)	Year ended December 31, 2006
HCS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	22,487	7,265	(3,241)	2,721	134,447
Changes in scope of consolidation (1)	15	22	(24)	25	738
Sale of France Telecom Mobile Satellite Communications (FTMSC)	(121)	(9)	7	(4)	(205)
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries	79	39	(11)	5	798
Acquisition of T-Online Telecommunications Spain which became FT España ISP (Ya.com)	71	(3)	(26)	30	198
Sale of Orange’s Internet businesses in the Netherlands	(25)	(4)	6	(7)	(57)
Acquisition of Top Achat Clust	10	(1)	-	-	-
Other	1	-	-	1	4
Other changes (1)	165	324	(65)	122	1,819
Internal reorganizations (2)	201	296	(76)	126	1,819
Other	(36)	28	11	(4)	-
Foreign exchange rates fluctuations (1) (3)	58	30	(21)	11	-
DATA ON A COMPARABLE BASIS (1)	22,725	7,641	(3,351)	2,879	137,004

(1) Unaudited data.

(2) Internal reorganization between business segments with no effect at Group level.

(3) Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

Enterprise Communication Services (ECS) - 2006

The following table shows for year 2006 the transition from historical data to data on a comparable basis for the principal operating indicators of the ECS segment.

(in millions of euros)	Year ended December 31, 2006
ECS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	7,652	1,590	(402)	430	17,367
Changes in scope of consolidation (1)	141	(10)	(2)	2	1,669
Acquisition of Groupe Silicomp	106	(10)	(2)	2	1,120
Acquisition of Groupe Diwan	22	-	-	-	156
Other	13	-	-	-	393
Other changes (1)	19	(130)	(1)	3	(305)
Internal reorganizations (2)	-	(140)	-	-	(305)
Other	19	10	(1)	3	-
Foreign exchange rates fluctuations (1) (3)	(123)	(36)	8	(6)	-
DATA ON A COMPARABLE BASIS (1)	7,689	1,414	(397)	429	18,731

(1) Unaudited data.

(2) Internal reorganization between business segments with no effect at the Group level.

(3) Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

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